EXHIBIT 99.1

Medicenna Presents Preclinical MDNA223 BiSKIT Data at the AACR Special Conference on Tumor Immunology and Immunotherapy

  MDNA223 is a bifunctional Superkine designed to activate cancer-killing immune cells via the IL-2 receptor while simultaneously preventing their exhaustion by blocking PD-1 signalling
  MDNA223 demonstrated superior efficacy and extended survival in multiple immunologically “hot” and “cold” syngeneic tumor models
  MDNA223 showed synergy with pro-inflammatory agonist (STING) to enhance tumor inhibition and induce abscopal effect

TORONTO and HOUSTON, Oct. 03, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ, TSX: MDNA), a clinical-stage immunotherapy company focused on the development of novel Superkines, today announced that new preclinical data characterizing MDNA223, an anti-PD1-IL-2 BiSKIT (Bifunctional SuperKine for ImmunoTherapy), were presented at the 2023 AACR Special Conference in Cancer Research: Tumor Immunology and Immunotherapy held from October 1 - 4, 2023, in Toronto, Canada.

“We are excited to demonstrate the versatility of our Superkines and the potential of our next generation BiSKITs platform, particularly in “cold” tumors that remain a therapeutic challenge for immunotherapy,” said Fahar Merchant, Ph.D., President and CEO of Medicenna. “We believe that our dual-functioning BiSKIT candidates, such as MDNA223, are more potent and selective and may have an increased capacity to induce superior CD8+ T cell responses against tumor cells. These data demonstrate the potential of IL-2 BiSKITs either as monotherapy or in combination with other treatment modalities including cell-based therapies where better effector T cells are a pre-requisite for improving patient outcomes.”

MDNA223 is a fusion of Medicenna’s IL-2 Superkine with an anti-PD1 antibody, designed to maximize anti-tumor response by concurrently facilitating IL-2R pathway stimulation and PD1 checkpoint blockade on the same effector immune cell. The poster presentation includes preclinical data demonstrating that the MDNA223 BiSKIT:

  Showed enhanced IL-2R selectivity and no binding to IL-2R, leading to preferential stimulation of CD8+ T cells over Tregs in human PBMCs,
  Retained high affinity to PD-1, generating potent blockade of PD-1/PD-L1 mediated exhaustion of T cells,
  Induced durable proliferation and expansion of CD8+ T cells in the periphery, and enhanced tumor infiltration of functionally active CD8+ T cells,
  Demonstrated superior efficacy and survival benefit in multiple syngeneic tumor models, including “cold” tumors compared to co-administration (combination) of anti-PD1 and IL-2 agonist,
  Synergized with agonist of the STING (Stimulator of Interferon Genes) pathway to enhance tumor inhibition and promote an abscopal effect as demonstrated by shrinkage of the untreated tumor on opposite flank,
  Synergized with STING agonist and enhanced tumor inhibition by abscopal effect,
  Enhanced tumor response while being well-tolerated in a step-up dosing setting.

The sum of encouraging preclinical data on MDNA223 highlights the potential of Medicenna’s BiSKIT platform to broadly delivery effective therapy to otherwise challenging-to-treat ‘cold’ tumors. Copies of the poster will be posted to the “Events and Presentations” page of Medicenna’s website following the conclusion of the meeting.

About BiSKITs and MDNA223
BiSKITs are novel Bifunctional SuperKines for ImmunoTherapy designed to have dual functionality within a single molecule with the potential of improving patient outcomes where other immunotherapies have failed to be effective. One example is MDNA223, an IL-2 Superkine fused to an anti-PD1 antibody. MDNA223 is a BiSKIT designed to activate cancer-killing immune cells via the IL-2 receptor while simultaneously preventing their exhaustion by blocking PD-1 signalling. Combining these two functions into a single molecule allows us to simultaneously modulate both pathways on the same immune cells, also known as cis-targeting.

About Medicenna
Medicenna is a clinical-stage immunotherapy company focused on developing novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class class-empowered superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials, including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ program (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements on the development and potential of the Company’s product candidates, including, without limitation, BISKIT candidates including MDNA223. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

For further information about the Company, please contact:

Delphine Davan
Vice President, Investor Relations and Corporate Communications,
Phone: +1 (647) 474-4253
ddavan@medicenna.com